Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION. 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 40-F for the fiscal year ended September 30, 2015 (the “Report”) by CGI Group Inc. (the “Company”), the undersigned, as the Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

•	the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 21, 2015

/s/ François Boulanger

François Boulanger Executive Vice-President and Chief Financial Officer